EXHIBIT 2

                                  [TRANSLATION]

                                                                     May 1, 2007

         Notice is hereby given of the 49th Annual General Meeting of INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (HEREINAFTER-"THE BANK")

Notice is hereby given that the 49th Annual General Meeting of the Bank will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Thursday, May 24, 2007 at 10:30 A.M.

AGENDA AND PROPOSED RESOLUTIONS

1. DISCUSSION REGARDING THE FINANCIAL STATEMENTS OF THE BANK AS OF DECEMBER 31, 2006, INCLUDING THE REPORT OF THE BOARD OF DIRECTORS.

2. THE APPOINTMENT OF THE AUDITING FIRM OF SOMEKH CHAIKIN AS THE FIRM WHO WILL PROVIDE THE BANK WITH AUDITING SERVICES REGARDING THE FINANCIAL STATEMENTS OF THE BANK INCLUDED IN ITS ANNUAL REPORT FOR THE YEAR 2006 TO THE SECURITIES AND EXCHANGE COMMISSION IN THE U.S.

          RESOLUTION

          To ratify the resolution of the Board of Directors by which the auditing firm of Somekh Chaikin, who jointly with the auditing firm of Kesselman and Kesselman, was appointed as the accountants-auditors of the Bank for 2006, shall solely provide the Bank with the auditing services regarding the financial statements of the bank included in the Bank's annual report for 2006 (Form 20-F) to the Securities and Exchange Commission in the U.S.

3. THE NON-RENEWAL OF THE TERM OF THE ACCOUNTING FIRM OF SOMEKH CHAIKIN AND THE APPOINTMENT OF THE ACCOUNTING FIRM OF KESSELMAN AND KESSELMAN AS THE BANK'S ACCOUNTANTS-AUDITORS FOR 2007 AND AUTHORIZING THE BOARD OF DIRECTORS TO SET THEIR REMUNERATION.

     THE POSITION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS IS THAT IT HAS NO OBJECTION OR RESERVATION TO THE NON-RENEWAL OF THE APPOINTMENT OF THE ACCOUNTING FIRM OF SOMEKH CHAIKIN.

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          RESOLUTION:

               a. The term of the firm of Somekh Chaikin as accountantsauditors of the bank shall not be renewed.

               b. To appoint the accounting firm of Kesselman and Kesselman as accountants-auditors of the Bank for 2007. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

               c. To authorize the Board of Directors of the Bank to set the accountants-auditors' remuneration for their auditing services for 2007, subject to the following conditions:

                    1. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

                    2. The Board of Directors shall review the time sheet and remuneration report that will be presented by the accountants-auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

4.   REPORT ON THE REMUNERATION FOR THE AUDITORS FOR 2006.

THE DETERMINING DATE

The date for determining the right to vote at the Annual General Meeting is May 9, 2007 (hereinafter- "the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date.

THE LEGAL QUOROM

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

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MAJORITY REQUIRED

The majority required to adopt the resolutions set out in Paragraphs 2 and 3 of the above Agenda is a simple majority.

A shareholder may appoint a proxy to be present and to vote in his place. A proxy form or power of attorney by which the appointment is made, or copies of such that are certified by a notary, must be deposited in the offices of the Bank at least 48 hours prior to the meeting.

The financial statements of the Bank may be reviewed on business days, beginning on May 1, 2007, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank tel:03-6272796) at the Bank's offices.

                                    BY ORDER OF THE BOARD OF DIRECTORS

                                                  N. ATLAS
                                              GENERAL SECRETARY